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                                                                Exhibit 4(j)

                            AMENDMENT TO BYLAWS
                    AUTHORIZED BY THE BOARD OF DIRECTORS
                              December 4, 1986




NOW, RESOLVED, that ARTICLE IX, entitled "INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS," be and hereby is amended and restated in its entirety as follows:

                                 ARTICLE IX

                  INDEMNIFICATION OF DIRECTORS, OFFICERS,
                            EMPLOYEES AND AGENTS

     Section 1. (a) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.